CHANGE OF INSURED RIDER

This rider is part of Your policy. All policy definitions, provisions and exceptions apply to this rider unless changed by this rider. The effective date of this rider is the same as the Policy Date. There is no charge to purchase this rider.

DEFINITIONS

CHANGE OF INSURED DATE means the Monthly Date next following Our approval of a requested change of Insured application. The insurance on the new Insured will be effective on the Change Of Insured Date.

EXAMPLE: If the Policy Date is June 5, 2020, and Your requested change of Insured is approved on April 20, 2021, the Change of Insured Date will be May 5, 2021.

CHANGE OF INSURED PRIVILEGE

You may name a new Insured for this policy if:

1.	You are the original and current owner of this policy;

2.	this policy is in force and is not in a grace period;

3.	You have an insurable interest in the life of the proposed new Insured;

4.	the proposed new Insured’s issue age is not under 20 and not over 69 on the Change Of Insured Date; and

5.	You supply evidence which satisfies Us of the proposed new Insured’s insurability under Our underwriting guidelines then in effect.

We will send You new Data Pages reflecting the change of Insured.

This rider does not have Surrender Value or loan value.

Exercising the Change of Insured Rider can result in tax implications. You should seek assistance from your personal tax advisor before exercising this rider.

EFFECT ON YOUR POLICY

When this rider is exercised, the following changes will apply:

1.	Monthly Policy Charges will be based on the new Insured’s Attained Age and risk class as of the Change Of Insured Date.

2.
If the Death Benefit Guarantee Rider is part of Your policy on the Change Of Insured Date, the new Death Benefit Guarantee Monthly Premium will be based on the life of the new Insured and will be shown on Your Data Pages.

3.	Riders that are not part of Your policy on the Change Of Insured Date may be added only with Our consent.

All other policy provisions continue to apply and will remain the same as prior to the Change Of Insured Date including, but not limited to, the following:

1.	The Total Face Amount and Policy Value will remain the same.

2.	The Premium Expense Charge, monthly policy issue charge and asset based charge will continue to be calculated as measured from the original Policy Date.

3.
If a rider that provides an enhanced cash surrender value benefit is part of Your policy on the Change Of Insured Date, the rider must remain on Your policy and the Additional Amount shown on Your Data Pages for that rider will continue as measured from the original Policy Date.

4.	Any Loan Indebtedness secured by Your policy will remain and will continue to be subject to the conditions of the Policy Loans section of Your policy.

5.	Your policy will remain subject to any existing assignments.

INCONTESTABILITY

We will not claim Your policy is void or deny payment of any proceeds after it has been in force during the Insured’s lifetime for two years from the Change Of Insured Date for the new Insured.

If We declare Your policy void or deny payment of the death proceeds within two years from the Change of Insured Date, We will pay the Policy Value as of the Change of Insured Date plus any premiums paid after the Change of Insured Date, less any partial surrenders since the Change of Insured Date, less any Loan Indebtedness.

Any Total Face Amount increase made after the Change Of Insured Date has its own two year contestability period which begins on the Adjustment Date.

The time limits in this Incontestability provision do not apply to fraudulent misrepresentations, when permitted by applicable law in the state where the policy is delivered or issued for delivery.

SUICIDE

The death proceeds of the policy will not be paid if the new Insured dies by suicide, while sane or insane, within two years of the Change Of Insured Date. Instead, We will pay the Policy Value as of the Change Of Insured Date, plus any premiums paid since the Change Of Insured Date less partial surrenders since the Change Of Insured Date, less any Loan Indebtedness.

TERMINATION

This rider terminates on the first of:

1.	the Insured’s Attained Age 70;

2.	termination of Your policy;

3.	the death of the Insured under Your policy while it is in force; or

4.
Our receipt of Your Notice to cancel this rider. The cancellation will be effective on the Monthly Date on or next following the date We receive Your Notice. We may require that You send Your policy to Our Home Office to record the cancellation.

REINSTATEMENT

This rider may be reinstated as part of Your policy if all conditions for reinstatement of the policy are met, and subject to Our then current underwriting guidelines and all rider provisions.

/s/ Amy C. Friedrich
___________________________
President

Principal National Life Insurance Company
Des Moines, Iowa 50392-0001